                                                                     EXHIBIT 12

                            VASTAR RESOURCES, INC.
               STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)

                                  For the
                                three months
                                   ended
                                 March 31,    For the years ended December 31,
                                ------------ ----------------------------------
                                    1999      1998   1997   1996   1995   1994
                                ------------ ------ ------ ------ ------ ------
                                                 (in millions)
Income from continuing
 operations before income
 taxes, minority interest and
 cumulative effect of change in
 accounting principle(1).......     $(5.4)   $ 51.2 $234.6 $212.7 $ 56.2 $153.6
Fixed charges:
  Interest expense charged to
   income, and portion of
   rental representative of
   interest(2).................      21.6      63.5   47.8   52.3   57.0   66.3
Capitalized interest...........        --        --     --     --     --     --
                                   ------    ------ ------ ------ ------ ------
    Total fixed charges........     $21.6    $ 63.5 $ 47.8 $ 52.3 $ 57.0 $ 66.3
                                   ------    ------ ------ ------ ------ ------
Earnings (1) + (2).............     $16.2    $114.7 $282.4 $265.0 $113.2 $219.9
                                   ======    ====== ====== ====== ====== ======
Ratio of earnings to fixed
 charges.......................      0.75      1.81   5.91   5.07   1.99   3.32
                                   ======    ====== ====== ====== ====== ======

The Company has never issued preferred stock.